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                     [LETTERHEAD OF BAKER & BOTTS, L.L.P.]



014377.0112                                                       April 13, 1999


Baker Hughes Incorporated
3900 Essex Lane
Houston, Texas 77027

Gentlemen:

     As set forth in the Registration Statement on Form S-4 (the "Registration Statement") to be filed by Baker Hughes Incorporated, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), relating to the registration under the Act of $100 million principal amount of 5.80% Notes due 2003, $200 million principal amount of 6% Notes due 2009, $325 million principal amount of 6 1/4% Notes due 2009 and $400 million principal amount of 6 7/8% Notes due 2029 (collectively, the "New Notes") to be offered by the Company in exchange (the "Exchange Offer") for a like principal amount of its issued and outstanding 5.80% Notes due 2003, 6% Notes due 2009, 6 1/4% Notes due 2009 and 6 7/8% Notes due 2029 (collectively, the "Old Notes"), we are passing upon certain legal matters in connection with the New Notes for the Company. The New Notes are to be issued under an Indenture dated as of May 15, 1991 (the "Indenture") between the Company and Citibank, N.A., as successor trustee to Morgan Guaranty Trust Company of New York, pursuant to the terms of each series of the New Notes as established pursuant to resolutions duly adopted by the Board of Directors of the Company. At your request, this opinion is being furnished to you for filing as Exhibit 5.1 to the Registration Statement.

     In our capacity as your counsel in the connection referred to above, we have examined the Restated Certificate of Incorporation and Bylaws of the Company, each as amended to date, and the originals, or copies certified or otherwise identified, of corporate records of the Company, including minute books of the Company as furnished to us by the Company, certificates of public officials and of representatives of the Company, statutes and other instruments and documents as a basis for the opinions hereinafter expressed.

     Based on our examination as aforesaid, we are of the opinion that, when the New Notes have been duly executed, authenticated and delivered in accordance with the provisions of the Indenture and issued in exchange for Old Notes pursuant to, and in accordance with the terms of, the Exchange Offer as contemplated in the Registration Statement, the New Notes will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except to the extent that the enforceability thereof may be limited by bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium or other laws relating to or affecting creditors' rights generally and by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).



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Baker Hughes Incorporated             -2-                         April 13, 1999

     We hereby consent to the filing of this opinion of counsel as Exhibit 5.1 to the Registration Statement and to the reference to our Firm under the heading "Legal Matters" in the prospectus forming a part of the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

                                             Very truly yours,

                                             BAKER & BOTTS, L.L.P.


JDK/TRF